"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, Telephone: +4722544411

Date: 31 August 2005

ORK – Trade subject to notification

On 31 August 2005, in connection with its option programme, Orkla exercised 16,666 options at a strike price of NOK 133.

The transaction concern primary insider, Executive Vice President Roar Engeland, Orkla ASA. Engeland bought 1,666 shares net, as he, at the same time, sold 15,000 shares at a price of NOK 257.31. His new total holding in Orkla ASA is 25,434 shares and 96,668 options in Orkla shares and 80,000 synthetic options.

A total of 1,524,475 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 2,095,007 of its own shares.

dlw 9/15